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                                                                      Exhibit 19
Butler
Manufacturing
Company
THIRD
QUARTER
REPORT 1998
Nine Months Ended
September 30, 1998
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO  64108

To Our Shareholders:

Third quarter sales of $268 million were up 11% compared to a year ago. Quarterly net earnings of $6.7 million were about the same as in 1997, although per share earnings increased 2% because of a smaller number of shares currently outstanding.

Third quarter 1998 net earnings were somewhat reduced from expectations because of the delay in closing the sale of sizable Butler Real Estate projects anticipated to be accomplished in September. The effect of these on after tax profit was about $1.1 million, or $.14 per share, which now is expected to be realized in the fourth quarter. One of these projects has already closed in October.

For the nine month period, Butler's sales were $700 million, an increase of 8% from last year (excluding prior year sales of Grain Systems, which was sold in June 1997). Year-to-date net earnings of $12.8 million were slightly higher than comparable operating net income a year ago.

The U.S. operations that comprise our Building Systems group are achieving excellent results in 1998. The core metal building systems division had good increases in both sales and earnings for the quarter and nine months, and their September 30 backlog was up about 7% from a year ago. Sales in the Lester wood frame buildings business were slightly lower for the quarter and nine months, reflecting more difficult conditions in agricultural markets in general and in the hog confinement market in particular. Lester profitability recovered nicely, however, in both periods, primarily because of better management this year of raw material costs. Innovative Building Technologies, our start-up panelized building products division, had a loss of about $.06 per share for the nine months, and is gradually expanding its base of market opportunities and customer prospects. Butler Real Estate is achieving another very strong year in 1998.

As communicated previously, Butler's international operations are having decidedly mixed results. Our export operations are exceeding expectations and last year's profit contribution. Our buildings business in China is making excellent progress, was solidly profitable for the third quarter, and had a much smaller loss for the nine months. Similarly, Butler Europe had lower losses in both accounting periods, compared to 1997, but weak U.K. market conditions are the major factor causing European results to be lower than planned this year. Our Brazilian metal building systems business had a loss for the nine months of about $4 million, or $.50 per share, resulting from operating problems and difficult local economic conditions. We have made progress in resolving the operating problems, and we are pursuing several initiatives to reposition our business in South America. We expect our operations in that sector will have little, if any, effect on Butler's earnings in 1999.

Butler Construction had slightly reduced third quarter earnings, but their profitability year-to-date is nicely ahead of last year. They continue to perform well, but because of timing variations with their large construction contracts, specific quarterly comparisons are usually not very meaningful.






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The Vistawall Architectural Products group achieved third quarter increases in both sales and earnings. For the nine months, their sales were 21% higher than last year, but earnings were up only 8%, largely as a result of industry price competition and expenses associated with their expanded facilities and scope of operations.

Enclosed with this report is a communication describing the renewal of Butler's Shareholder Rights Plan, which your Board of Directors approved at its September meeting. The rationale for, and provisions of, the Plan are virtually identical with the predecessor plan which was originally adopted in 1988.

In recent weeks, we have increased the level of share repurchases, partially in response to the decline in Butler's stock price. Through early October we have repurchased this year a total of about 312,000 shares and have approximately 299,000 shares remaining under the current repurchase authorization. At its September meeting, the Board of Directors also approved a 7% increase in the cash dividend to a new annual rate of $.60 per share -- further reflection of the confidence we have in the future prospects for your company.

Despite obvious apprehension about the global economic outlook, Butler's near-term order activity remains encouraging. Total backlog of $327 million was 3% higher than a year ago. Product backlog was 5% higher and balanced the construction backlog which was down 10%.

                                            Cordially yours,




                                            Robert H. West
                                            Chairman and Chief Executive Officer